CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 June 14, 2012


VIA EDGAR CORRESPONDENCE FILING

Houghton R. Hallock, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


               Re: First Trust Mortgage Income Fund (the "Fund") File Nos. 811-21727; 333-170228


Dear Mr. Hallock:

      We have received your comments regarding the Registration Statement for the above captioned Fund pursuant to our telephone conversation on May 30, 2012. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented.

                                   PROSPECTUS

      1. THE INVESTMENT STRATEGY SECTION ON THE COVER PAGE OF THE PROSPECTUS STATES THAT, EFFECTIVE MARCH 1, 2012, THE FUND MAY INVEST UP TO 25% OF ITS MANAGED ASSETS IN SECURITIES THAT AT THE TIME OF INVESTMENT ARE RATED BELOW "A" BY A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION ("NRSRO") OR ARE UNRATED BUT JUDGED TO BE OF COMPARABLE QUALITY BY THE SUB-ADVISOR.

      (i) PLEASE STATE THE PERCENTAGE OF THE FUND'S MANAGED ASSETS THAT WERE RATED BELOW "A" BY A NRSRO AS OF A RECENT DATE ON THE COVER PAGE OF THE PROSPECTUS, RATHER THAN A PERCENTAGE OF THE FUND'S MANAGED ASSETS THAT WERE RATED BELOW "INVESTMENT GRADE."

      (ii) PLEASE CLARIFY IN THE PROSPECTUS THAT A RATING BELOW "A" BY A NRSRO COULD QUALIFY AS AN "INVESTMENT GRADE" RATING, DEPENDING ON THE SPECIFIC RATING BY A NRSRO.

      Response: The Prospectus has been revised on the cover page to state, as of April 30, 2012, the percentage of the Fund's managed assets that were rated below "A" by a NRSRO. In addition, the Prospectus has been revised in the "Prospectus Summary" section under "Investment Objective and Policies" and "The Fund's Investments" section under "Portfolio Composition" as follows:

            "Pursuant to these procedures, effective March 1, 2012, the Fund may invest up to 25% of its Managed Assets in securities that at the time of investment are rated below "A" by a NRSRO (at or below the investment grade ratings of "Baa," "BBB" and "BBB" by Moody's, S&P and Fitch, respectively) or are unrated but judged to be of comparable quality by the Sub-Advisor."

      2. THE ANNUAL REPORT TO SHAREHOLDERS OF THE FUND FOR THE FISCAL YEARS ENDED OCTOBER 31, 2010 AND OCTOBER 31, 2011 INDICATED THAT THE FUND PAID CERTAIN EXCISE TAXES.

      (i) PLEASE CONSIDER ADDING A LINE ITEM FOR THE EXPENSE TABLE IN THE PROSPECTUS AS IT RELATES TO PAYMENT FOR SUCH EXCISE TAXES.

      (ii) PLEASE ALSO CONSIDER INCLUDING ADDITIONAL DISCLOSURE IN THE PROSPECTUS WHICH DISCLOSES THE HISTORICAL PAYMENT OF EXCISES TAXES AND THE POSSIBILITY THAT THE FUND WILL INCUR SUCH TAXES IN THE FUTURE.

      Response: Pursuant to your request, the "Other Expenses" included in the "Annual Expenses" for the "Summary of Fund Expenses" section of the Prospectus has been updated to reflect the estimated annual payment of excise taxes. The Fund has also included an additional risk in the "Risks" section of the Prospectus relating to the historical payment of excise taxes by the Fund and the potential for future payment of such taxes.

                      STATEMENT OF ADDITIONAL INFORMATION

      3. ON PAGE 2 UNDER FUNDAMENTAL INVESTMENT POLICIES, IT STATES THAT THE FUND MAY NOT:

      "2. PURCHASE ANY SECURITY IF, AS A RESULT OF THE PURCHASE, 25% OR MORE OF THE FUND'S TOTAL ASSETS (TAKEN AT CURRENT VALUE) WOULD BE INVESTED IN THE SECURITIES OF BORROWERS AND OTHER ISSUERS HAVING THEIR PRINCIPAL BUSINESS ACTIVITIES IN THE SAME INDUSTRY; PROVIDED, THAT THIS LIMITATION SHALL NOT APPLY WITH RESPECT TO ISSUERS OF MORTGAGE-BACKED SECURITIES OR OBLIGATIONS ISSUED OR GUARANTEED BY THE U.S. GOVERNMENT OR BY ITS AGENCIES OR INSTRUMENTALITIES;"

      PLEASE CONFIRM AS TO WHETHER THE FUND IS CONCENTRATED IN ANY INDUSTRY AND, TO THE EXTENT THE FUND IS CONCENTRATED IN A PARTICULAR INDUSTRY, EXPLAIN WHETHER THE FUND SHOULD AMEND THE FUNDAMENTAL POLICY TO STATE AFFIRMATIVELY THAT THIS IN THE CASE.

      Response: The Fund believes that the current language of the fundamental investment policy cited above makes clear that the Fund concentrates in the securities of issuers in the mortgaged-backed securities industry. The purpose of this fundamental policy, as established by the Fund at its inception in 2005, was to state that the Fund would not concentrate in the securities of issuers in any particular industry - except for issuers of securities of issuers in the mortgage-backed securities industry. As set forth in the fundamental investment policy statement, the "mortgage-backed securities industry" includes both securities issued by private lenders and not issued or guaranteed by U.S. government, its agencies or instrumentalities and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. The Fund's primary investment strategy, to invest, under normal market conditions, at least 80% of its managed assets in "MBS" (defined in the Prospectus as, collectively, agency mortgage pass-through certificates, agency collateralized mortgage obligations, stripped mortgage-backed securities, non-agency residential mortgage-backed securities, and non-agency commercial mortgage-backed securities), has also been in effect since the Fund's inception and supports the Fund's fundamental investment concentration policy cited above. The Fund believes that any change in the language of the Fund's fundamental investment concentration policy with respect to securities of issuers in the mortgage-backed securities industry to be in the affirmative (rather than an exception to a negative), pursuant to a shareholder vote or otherwise, would be potentially confusing to Fund shareholders.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Walter Draney
                                           --------------------------------
                                               Walter Draney


Enclosures